SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev


ambev
ambev

Earnings Call

1Q24

ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the first quarter of 2024 (1Q24). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the first quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the first quarter of 2023 (1Q23). Values in this release may not add up due to rounding.

Rio Grande do Sul

- 185 thousand liters of water to 11 municipalities
- 375 thousand liters of water from our brewery to hospitals in Porto Alegre
- Dedicating Porto Alegre brewery to produce water for the local population, reaching up to 400 thousand liters per day


Doado pela ambev
ÁGUA
Doado pela ambev
ÁGUA



1Q24 HIGHLIGHTS

VOLUME: ALL-TIME HIGH FOR A Q1 IN BRAZIL

CASH FLOW GROWTH

NET INCOME SLIGHTLY NEGATIVE

BU Brazil Beer


Budweiser

1Q24 vs LY (organic)

Volume: +3.6% (premium: low-teens)

NR/hl: +0.9%

EBITDA: +13.6%

EBITDA mg: +260 bps

BU Brazil Beer


Budweiser

NR/hl performance vs LY (organic)


0.9%
406
5%
vs LY
11%
vs LY
6%
vs LY
410
NR/hl 1Q23*
Price to retailer & mix
State VAT (ICMS)
Others
NR/hl 1Q24*

* Ex-marketplace figures
Source: company data

ambev

BU Brazil NAB



1Q24 vs LY (organic)

Volume: +6.5%

NR/hl: +7.0%

EBITDA: +17.7%

EBITDA mg: +90 bps

BU LAS


Quilmes
CLASICA

ambev

1Q24 vs LY (organic*)

Volume: -12.7%

NR/hl: +18.5%

EBITDA: +8.3%

EBITDA mg: +170 bps

* For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes.

BU CAC


Presidente
CERVEZA TIPO
PILSENER

ambev

1Q24 vs LY (organic)

Volume: +5.6%

NR/hl: +2.6%

EBITDA: +20.4%

EBITDA mg: +410 bps

BU Canada


Michelob
ULTRA
SUPERIOR LIGHT BEER

ambev

1Q24 vs LY (organic)

Volume: -7.7%

NR/hl: +2.2%

EBITDA: -0.7%

EBITDA mg: +100 bps

PUTTING THINGS INTO PERSPECTIVE

BRAND HEALTH

all-time high

Corona
SPATEN
BRAHMA
Budweiser

INNOVATION

Corona Cero
STELLA ARTOIS PURE GOLD
Budzero

BEES



New 3rd party products assortment

Zé DELIVERY DE BEBIDAS



Reaching +65% of BR population (>700 cities)

ambev

volume
growth

taxes
impacting
topline &
net income

consistent
&
sustainable
results

ambev

Financial priorities

Normalized EBITDA

+12%
organic vs LY

01.

Gross margin

+100 bps
organic vs LY

02.

EBITDA margin

+240 bps
organic vs LY

03.

Normalized profit

-0.6%
vs LY

04.

Cash flow from operating activities

BRL 718m

05.









NET FINANCE RESULTS

01 LOWER LOSSES ON DERIVATIVES

02 LOWER FAIR VALUE ADJUSTMENTS OF PAYABLES

03 ARGENTINA

- Higher cash flow generation in 2023
- Lower losses on derivatives
- Lower losses on non-derivatives

INCOME TAX EXPENSES

01 HIGHER EBT

02 AROSUCO INCOME TAX INCENTIVE

03 NO DEDUCTIONS RELATED TO STATE VAT GOVERNMENT GRANTS

04 LESS IOC DEDUCTIBILITY


mike's
ICE LEMONADE






Chopp

CASH FLOW


BRL Bn
1Q24
16.1
0.7
1.8
2.3
0.1
12.8
Cash and cash equivalents Dec'23
Cash flow from operating activities
Cash flow used in investing activities
Cash flow from financing activities
Effect of exchange rate fluctuations
Cash and cash equivalents Mar'24


1Q23
14.9
0.6
1.1
1.0
0.1
12.1
Cash and cash equivalents Dec'22
Cash flow from operating activities
Cash flow used in investing activities
Cash flow from financing activities
Effect of exchange rate fluctuations
Cash and cash equivalents Mar'23







ambev

Q&A

ambev